UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 17, 2025

Orestes Fintiklis
Chief Executive Officer
ITHAX Acquisition Corp III
826 Collins Avenue, Suite 201
Miami, FL 33139

Re: ITHAX Acquisition Corp III
Draft Registration Statement on Form S-1
Submitted August 21, 2025
CIK No. 0002080985

Dear Orestes Fintiklis:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Principal Shareholders, page 152

1. Please revise the table on page 152 to reflect the independent directors' beneficial ownership of your shares by means of the indirect interest in founders' shares that they will receive as described on the cover page, page 10 and elsewhere, or advise.

Underwriting, page 192

2. We note your disclosure on pages 27, 193 and elsewhere that Cantor Fitzgerald & Co. has committed to purchasing 1,333,333 private placement warrants at $1.50 per warrant for an aggregate purchase price of $2,000,000 and that this has been deemed underwriters’ compensation by FINRA pursuant to FINRA Rule 5110. Please revise your underwriter's compensation table to include the private placement

warrants. Refer to Item 508(e) of Regulation S-K.

Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Mary Beth Breslin at 202-551-3625 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Ari Edelman, Esq.